UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Convocation of Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2022

On February 23, 2023, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene the annual general meeting of shareholders (the “AGM”) for fiscal year 2022 as follows:

•	Date and Time: March 24, 2023, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2022

2)	Amendment of the articles of incorporation of KB Financial Group

3)	Appointment of directors (five non-executive directors)

3-1) Non-Executive Director Candidate: Seon-joo Kwon

3-2) Non-Executive Director Candidate: Whajoon Cho

3-3) Non-Executive Director Candidate: Gyutaeg Oh

3-4) Non-Executive Director Candidate: Jungsung Yeo

3-5) Non-Executive Director Candidate: Sung-Yong Kim

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee

Non-Executive Director Candidate: Kyung Ho Kim

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1) Audit Committee Member Candidate: Seon-joo Kwon

5-2) Audit Committee Member Candidate: Whajoon Cho

5-3) Audit Committee Member Candidate: Sung-Yong Kim

6)	Approval of the enactment of the regulations on severance pay for directors

7)	Approval of the aggregate remuneration limit for directors

8)	Amendment of the articles of incorporation of KB Financial Group (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Amendment to Article 40 of the articles of incorporation of KB Financial Group

9)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)*

Non-Executive Director Candidate: Kyung Jong Lim

*	Shareholder’s proposal by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

•	Other material information for an investment decision:

•

Shareholders may exercise their voting rights without attending the meeting in person by submitting their votes through the e-voting system operated by the Korea Securities Depository or by submitting their voting cards by mail.

•

In certain circumstances, including those related to COVID-19, the date, time, location and any other relevant information with regard to the AGM may be changed, in which case KB Financial Group will make prompt disclosure of such matter.

Details of Record Date Setting Standards as part of the proposed Amendment of the Articles of Incorporation of KB Financial Group (Agendum 2)

Record date to determine shareholders entitled to exercise their rights as shareholders at the ordinary general meeting of shareholders	Record Date to determine the shareholders entitled to receive the Dividends

December 31 of each fiscal year	—

Nominees for Non-Executive Directors (Agendum 3)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Seon-joo Kwon	November 1956	1 year	No	• Chairman & CEO, Industrial Bank of Korea • Head of Risk Management Division, Industrial Bank of Korea	—

Whajoon Cho	February 1957	2 years	Yes	• Auditor, Mercedes-Benz Financial Services Korea Limited. (Current) (1) • President & CEO, KT Capital Corporation • CFO, KT Capital Corporation • CFO, BC Card Co., Ltd.	—

Gyutaeg Oh	February 1959	1 year	No	• Professor, School of Business Administration, Chung-Ang University (Current) • Non-Executive Director, Moa Savings Bank Co., Ltd. • Non-Executive Director, Kiwoom Securities Co., Ltd. • Non-Executive Director, KT Corporation • Assistant Professor, the University of Iowa	—

Jungsung Yeo	April 1960	2 years	Yes	• Professor, Department of Consumer Science, Seoul National University (Current) • Chairperson, Consumer Policy Committee under the Prime Minister’s Office (Current) • Executive Vice President for Academic Affairs, Seoul National University • Executive Vice President for Planning and Communication, Seoul National University • President, Korean Society of Consumer Studies • Commissioner, Personal Information Protection Commission of Korea • Commissioned Member, National Economic Advisory Council under the President’s Office of Korea	—

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Sung-Yong Kim	March 1966	2 years	Yes	• Professor, Law School, Sungkyunkwan University (Current) • Chairperson, Insolvency Law Institute of Korea • Non-Standing Commissioner, Securities & Futures Commission • Member, Management Committee for the Key Industries Stabilization Fund • Non-Executive Director, Woori Bank	—

(1)	Term expected to expire on March 22, 2023

Nominee for Non-Executive Director, Who Will Serve as a Member of the Audit Committee (Agendum 4)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director

Kyung Ho Kim	December 1954	1 year	No	• Advisor, Jade-K Partners Co., Ltd. (Current) • Professor, School of Business Administration, Hongik University • Vice President, Hongik University • Non-Executive Director, Citibank Korea Inc. • Non-Executive Director, Shinhan Investment Corp. • President, The Korean Association for Government Accounting • Vice Chairman, Korea Accounting Standards Board	—

Nominees for Members of the Audit Committee, Who Are Non-Executive Directors (Agendum 5)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Seon-joo Kwon	November 1956	1 year	No	• Chairman & CEO, Industrial Bank of Korea • Head of Risk Management Division, Industrial Bank of Korea

Whajoon Cho	February 1957	1 year	Yes	• Auditor, Mercedes-Benz Financial Services Korea Limited. (Current) (1) • President & CEO, KT Capital Corporation • CFO, KT Capital Corporation • CFO, BC Card Co., Ltd.

Sung-Yong Kim	March 1966	1 year	Yes

•  Professor, Law School, Sungkyunkwan University (Current)

•  Chairperson, Insolvency Law Institute of Korea

•  Non-Standing Commissioner, Securities & Futures Commission

•  Member, Management Committee for the Key Industries Stabilization Fund

•  Non-Executive Director, Woori Bank

(1)	Term expected to expire on March 22, 2023

Nominee for Non-Executive Director (proposed by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others)* (Agendum 9)

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)

Kyung Jong Lim	December 1959	2 years	Yes

•  Member of the Contract Order Improvement Committee, Investment Finance Department and Policy Finance Support Center of The Export-Import Bank of Korea

•  President, PT KOEXIM MANDIRI FINANCE, an Indonesian subsidiary of The Export-Import Bank of Korea

•  Gwangju Branch Manager, The Export-Import Bank of Korea

•  Chief of the Audit Department, The Export-Import Bank of Korea

*	Shareholder’s proposal by the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 23, 2023	By: /s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer